UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ____)(1)

                               Mothers Work, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    619903107
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                                 (Cusip Number)

                                    Alan Wong
                          c/o Toppy International Ltd.
                    3/F. Wyler Centre 2, 200 Tai Lin Pai Road
                           Kwai Chung, N.T., Hong Kong
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D

CUSIP No. 61990317                                                        Page 2

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Toppy International Ltd.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                       (b)  |_|
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*

           WC  See Item 3
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Hong Kong
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                      7     SOLE VOTING POWER
    NUMBER OF
                               217,365 Shares
     SHARES       --------------------------------------------------------------
                      8     SHARED VOTING POWER
  BENEFICIALLY
                                   0
    OWNED BY      --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
      EACH
                               217,365 Shares
    REPORTING     --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
     PERSON
                                   0
      WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          217,365 Shares
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.1%
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  14     TYPE OF REPORTING PERSON*

               CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This statement relates to shares of Common Stock (the "Common Stock"), par value $.01 per share, of Mothers Work, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 456 North 5th Street, Philadelphia, Pennsylvania.

Item 2. Identity and Background.

     (a) This statement is being filed by Toppy International Ltd., a Hong Kong company ("Toppy"). The persons listed on Schedule A annexed hereto are the executive officers and directors of Toppy. Neither Toppy nor the persons listed in Schedule A constitute a "group" within the meaning of Rule 13d- 5(b)(1) under the Securities Exchange Act of 1934.

     (b) The principal business address of Toppy is 3/F, Wyler Centre 2, 200 Tai Lin Pai Road, Kwai Chung, N.T., Hong Kong. Schedule A sets forth the business address and present principal occupation or employment of each of the officers and directors of Toppy.

     (c) Toppy is engaged in the business of designing, distributing and marketing women's apparel.

     (d) During the past five years, neither Toppy nor the persons listed on Schedule A have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the past five years, neither Toppy nor the persons listed on Schedule A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Schedule A sets forth the citizenship of each officer and director of Toppy.

Item 3. Source and Amount of Funds or Other Consideration.

     Toppy entered into an agreement (the "Agreement") as of November 18, 1996 with Episode USA, Inc. ("Episode"), a Delaware corporation and a subsidiary of SC Fang & Sons (Holdings) Limited, a Hong Kong company, pursuant to which Toppy, on December 11, 1996, purchased (the "Purchase") all of Episode's 217,365 shares (the "Shares") of the Issuer's Common Stock at a per share price of $12.00 and an aggregate sale price of

$2,603,380. Toppy paid for the Shares out of funds from its working capital.

Item 4. Purpose of Transaction.

     The Shares were acquired pursuant to the Agreement and, since Episode is a debtor-in-possession in a Chapter 11 case currently before the United States Bankruptcy Court for the Southern District of New York, Case No. 96-B-40371(JLG), pursuant to a Plan of Reorganization (the "Plan") filed by Episode on August 20, 1996 with the bankruptcy court. Neither Toppy nor any of the persons listed on Schedule A has any plans which relate to or would result in or relate to any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As of December 11, 1996, Toppy beneficially owns 217,365 shares of Common Stock, or approximately 6.1% of the Common Stock based on 3,559,027 shares of Common Stock outstanding as of August 1, 1996.

     (b) Toppy has the sole power to vote or dispose of the Shares.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 3 for a brief description of the Agreement and Item 4 for a brief description of the Plan.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Agreement, dated as of November 18, 1996, between Episode USA,
                Inc. and Toppy International Ltd.

                                   SIGNATURES

      After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated:  December 23, 1996



                                      TOPPY INTERNATIONAL LTD.


                                      By: /s/ Alan Wong
                                          --------------------------
                                          Name: Alan Wong
                                          Title:

                                   SCHEDULE A

                                           Position with      Present Principal
Name                       Citizenship        Toppy           Occupation
----                       -----------     -------------      ------------------

Christine Fang             Republic of     Director           Director, Toppy
7/F., Wyler Centre II      Ireland                            International Ltd.
200 Tai Lin Pai Road
Kwai Chung, N.T.
Hong Kong

Jeffrey Fang               Republic of     Director           Chief Executive
7/F., Wyler Centre II      Ireland         Chief Executive    Officer, Toppy
200 Tai Lin Pai Road                       Officer            International Ltd
Kwai Chung, N.T.
Hong Kong

Kenneth Fang               Republic of     Director           Director, Fang
20-24 Kwai Wing Road       Ireland                            Brothers Knitting
Kwai Chung, N.T.                                              Ltd.
Hong Kong

Laurence Fang              Republic of     Director           Director, Doulton
6th Floor                  Ireland                            Ltd.
Block C&D
Victorious Factory Bldg.
35-36 Tseuk Luk Street
Sanpokong, Kowloon
Hong Kong

Vincent Fang               Republic of     Director           Director,
45-51 Kwok Shui Road       Ireland                            Fantastic Garments
Kwai Chung, N.T.                                              Ltd.
Hong Kong